Mail Stop 3010   August 31, 2009

John J. Suydam, Esquire
Vice President and Secretary
ACREFI Management, LLC
9 West 57th Street
43rd Floor
New York, NY 10019

>   **Re: Apollo Commercial Real Estate Finance, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-11**
>   **Filed August 13, 2009**
>   **File No. 333-160533**

Dear Mr. Suydam:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note your response to comment 1 of our letter dated August 7, 2009. In response to our comment, you state that one fund had 42% invested in real estate related assets as of August 7, 2009. Please tell us the make up and percentage of the remaining 58% of the assets. Please also tell us what consideration you gave to whether the total dollars raised over the life of the program were invested primarily in real estate or real-estate related assets.

2.   We note your response to comment 6 of our letter. In response to our comment, you have revised your disclosure to state that Apollo Global Management, LLC, *may be deemed* to be a promoter. Please revise to clearly state that Apollo Global Management, LLC is your promoter. Please see Rule 405 of the 1933 Act and Item 11(d) of Form S-11.

Summary, page 1

Our Manager and Apollo, page 2

3.   We note your response to comment 15 of our letter. In response to our comment, you provided supplemental materials to support the statement: "Apollo is a leading global alternative asset manager with a track record as a successful, contrarian, value-oriented investor in private equity and credit-oriented capital markets, with significant experience investing in distressed assets." You reference page 8 of the supporting materials. The disclosure on page 8 appears to only support that you are a leading alternative asset manager and does not corroborate other parts of your statement. Please provide support for the remainder of your statement or revise your disclosure. Additionally please explain what you mean by the term "contrarian."

Our Target Assets, page 9

4.   We note your response to comment 17 of our letter. In response to our comment, you revised your disclosure but you did not provide the percentages. We therefore reissue our comment. Please revise your disclosure to assign percentages to each asset class to clarify the potential makeup of your investment portfolio.

Our Financing Strategy, page 10

5.   We note your response to comment 19 of our letter. In response to our comment, you revised your disclosure but you did not provide the ratio. Please provide the ratio that you consider to be a conservative range for total borrowings.

Conflicts of Interest, page 17

6.   We note your response to comment 25 of our letter. In response to our comment, you revised your disclosure to state that "investment opportunities will be allocated on a pro-rata basis."   Please explain what you mean by this statement.

7.   We note your response to comment 27 of our letter. Please clarify whether you will be responsible for only a pro-rata share of the fees for the entire investment if you co-invest with another fund.

Use of Proceeds, page 64

8.   We note your response to comment 33 of our letter. In response to our comment, you revised your disclosure, but you did not provide the time period. Please revise to disclose how long you expect it to take to invest offering proceeds in a diversified portfolio of real estate-related debt investments.

Management's Discussion and Analysis … page 67

Government Response to Market Conditions, page 69

9.   Please update your disclosure to reflect the recent extension to the Term Asset-Backed Securities Loan Facility.

Our Management, page 126

Executive Compensation, page 129

10.   We note your response to comment 44 of our letter. In response to our comment, you state that you do not believe that Item 402 of Regulation S-K is applicable. However, you also state that you will reimburse your Manager for compensation paid to your chief financial officer. Therefore, it appears that the disclosure required by Item 402 will apply to your chief financial officer. Refer to Item 402(a)(2), which requires disclosure of compensation paid "by any person for all services rendered in all capacities to the registrant." Please confirm that you will provide such disclosure after the first full completed fiscal year.

Shares Eligible for Future Sale, page 146

Lock-up Agreements, page 147

11.   We note your response to comment 46 of our letter. We will continue to monitor your disclosure for the inclusion of the limited exceptions to the lock-up agreement that would permit your directors, executive officers, Apollo and certain of its affiliates to sell their shares sooner.

U.S. Federal Income Tax Considerations, page 154

12.   We note your response to comment 47 of our letter. Please confirm that you will revise your disclosure, prior to effectiveness, to reflect that you have received the opinion of Clifford Chance US LLP ("Clifford Chance") rather than stating that you expect to receive the opinion.

Financial Statements and Notes

13.   As indicated elsewhere in your filing, we note you intend to enter into a management agreement effective upon the closing of the offering.   To the extent the terms and conditions of the agreement have been determined, please consider expanding your note disclosures to include significant terms relating to this agreement. Expanded disclosures should include information related to fees and compensation to be paid.

Exhibits

14.   We note your response to comment 52 of our letter. Please note that incomplete exhibits may not be incorporated by reference. Please refer to Instruction 1 to Item 601 of Regulation S-K

Exhibit 5.1 (Legal Opinion)

15.   We note your response to comment 51 of our letter. We note that Clifford Chance may rely on the opinion of Venable with respect to Maryland law. If Clifford Chance is not qualified to opine on Maryland law and is instead relying upon the opinion of Venable, you must include this exhibit. Additionally, Clifford Chance should clarify that it is relying upon the opinion of Venable in its opinion. Alternatively, please revise your disclosure on page 187 and have Clifford Chance revise the opinion to address the legality of the securities under Maryland law.

Exhibit 8.1 (Tax Opinion)

16.   On page 1 of the tax opinion, we note that counsel has assumed that "each party who executed the document had proper authority." This assumes a fact that should be known or is readily ascertainable. Please provide a revised opinion that does not include this assumption.

*   *   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or me at (202) 551- 3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Jay L. Bernstein, Esq. (*via facsimile*)